Shanda Games Reports Second Quarter 2014 Unaudited Results

Hong Kong, China—September 26, 2014—Shanda Games Limited (“Shanda Games,” or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the second quarter 2014 ended June 30, 2014.

Non-GAAP Financial Highlights (1)
•	Net revenues were RMB964.4 million (US$156.7 million), down 2.8% QoQ and 11.8% YoY.
•	Gross profit was RMB745.8 million (US$121.2 million), down 4.6% QoQ and 10.0% YoY. Gross margin was 77.3%, compared with 78.8% in Q1 2014 and 75.8% in Q2 2013.
•	Operating income was RMB366.0 million (US$59.5 million), down 9.0% QoQ and 21.5% YoY. Operating margin was 38.0%, compared with 40.5% in Q1 2014 and 42.6% in Q2 2013.
•	Net income attributable to the Company’s shareholders was RMB325.8 million (US$53.0 million), down 2.5% QoQ and 36.4% YoY. Net margin was 33.8%, compared with 33.7% in Q1 2014 and 46.9% in Q2 2013.
•	Earnings per diluted ADS were RMB1.20 (US$0.20), compared with RMB1.24 in Q1 2014 and RMB1.92 in Q2 2013.

GAAP Financial Highlights (1)
•	Net revenues were RMB964.4 million (US$156.7 million), down 2.8% QoQ and 11.8% YoY.
—	Massively multi-player online (MMO) game revenues were RMB868.7 million (US$141.2 million), down 5.2% QoQ and 11.0% YoY.
—	Mobile game revenues were RMB85.8 million (US$13.9 million), up 30.8% QoQ and down 15.7% YoY.
—	Other revenues were RMB9.9 million (US$1.6 million), down 5.7% QoQ and 32.7% YoY.
•	Gross profit was RMB728.8 million (US$118.5 million), down 4.7% QoQ and 10.4% YoY. Gross margin was 75.6%, compared with 77.1% in Q1 2014 and 74.4% in Q2 2013.
•	Operating income was RMB333.0 million (US$54.1 million), down 9.1% QoQ and 22.9% YoY. Operating margin was 34.5%, compared with 36.9% in Q1 2014 and 39.5% in Q2 2013.
•	Net income attributable to the Company’s shareholders was RMB300.0 million (US$48.8 million), down 1.9% QoQ and 38.3% YoY. Net margin was 31.1%, compared with 30.8% in Q1 2014 and 44.5% in Q2 2013.
•	Earnings per diluted ADS were RMB1.10 (US$0.18), compared with RMB1.12 in Q1 2014 and RMB1.82 in Q2 2013.

Operating Highlights (1)
•	MMO games operated in China and overseas:
—	Average Monthly Active Users (average MAU) decreased 1.0% QoQ from 17.7 million to 17.5 million.
—	Average Monthly Paying Users (average MPU) decreased 1.9% QoQ from 3.0 million to 3.0 million.
—	Monthly Average Revenue per Paying User (ARPU) decreased 3.3% QoQ from RMB101.0 to RMB97.7.

•	Mobile games operated in China and overseas:
—	Average Daily Active Users (average DAU) increased 5.6% QoQ from 462,700 to 488,600.
—	Average Revenue per Daily Active User (ARDAU) increased 22.5% QoQ from RMB1.6 to RMB1.9.

(1)	Notes:

1.	Acquisition of Shengzhan and Shengjing.
On August 31, 2013, Shanda Games completed the acquisition of Shengzhan and Shengjing, two affiliates responsible for the operating platform and prepaid card distribution businesses, respectively, from its parent company Shanda Interactive Entertainment Limited (“Shanda Interactive”) (the “Transaction”).  As Shanda Games and the acquired affiliates were (and continue to be) under common control by Shanda Interactive both before and after the closing of the acquisition, in accordance with the applicable accounting guidance in the Financial Accounting Standards Board’s Accounting Standards Codification 805-50, the acquisitions have been accounted for as a reorganization of entities under common control and Shanda Games’ unaudited consolidated financial information reported in this press release, unless otherwise stated, has been prepared as if Shengzhan and Shengjing had been owned and operated by Shanda Games throughout the periods presented.  For more details regarding the Transaction, please refer to the “Note to the Financial Information” in this press release as well as the Company’s press release dated July 28, 2013.

2.	MAU refers to the number of users who play the Company’s MMO games during a calendar month. Average MAU is the average of the MAU for each calendar month during a given period.

3.	MPU refers to the number of paying users for the Company’s MMO games during a calendar month. Average MPU is the average of the MPU for each calendar month during a given period.

4.	ARPU refers to (i) the total MMO game revenues for a given period, divided by (ii) the number of months in that period, further divided by (iii) the average MPU during the period.

5.	DAU refers to the number of users who play the Company’s mobile games during a day. Average DAU is the average of the DAU for each day during a given period.

6.
ARDAU refers to (i) the total mobile game revenues for a given period, divided by (ii) the number of days in that period, further divided by (iii) the average DAU during the period.  ARDAU reflects overall monetization for mobile game users.  DAU and ARDAU are metrics the Company uses most frequently to monitor its mobile game’s performance.

7.	The calculation of MAU, MPU and DAU for the Company’s games in China and overseas does not include user data for games that were licensed to third-party game operators.

“Revenues from mobile games grew significantly during the second quarter as we successfully launched ‘Chain Chronicle’ in China and South Korea,” commented Mr. Xiangdong Zhang, Chief Executive Officer of Shanda Games.  “The strength and appeal of our exciting pipeline continued to grow following the launch of ‘Final Fantasy XIV’ in August and the buzz generated by ‘Dungeon Striker’ which is expected to be released late this year.  While we remain one of China’s leading online game content providers, we will continue to invest in our PC and mobile portfolio and pipeline to strengthen our competitive advantages and to drive long-term sustainable growth.”

Second Quarter 2014 Unaudited Financial Results (GAAP)

Net Revenues.  In the second quarter of 2014, net revenues were RMB964.4 million (US$156.7 million), a decrease of 2.8% from RMB992.1 million in the first quarter of 2014 and a decrease of 11.8% from RMB1,093.1 million in the second quarter of 2013.  MMO game revenues, mobile game revenues, and other revenues accounted for 90.1%, 8.9% and 1.0% of total net revenues, respectively.  China revenues and overseas revenues accounted for 90.4% and 9.6% of total net revenues, respectively.

Net revenues generated from MMO games decreased 5.2% quarter-over-quarter and 11.0% year-over-year to RMB868.7 million (US$141.2 million) in the second quarter of 2014.  Despite quarter-over-quarter revenue increases from several major MMO games, MMO game revenues declined sequentially during the second quarter of 2014 as the Company received higher royalty revenues during the preceding quarter.  Average MAU for MMO games decreased 1.0% quarter-over-quarter to 17.5 million, primarily due to the effects of seasonality with less school holidays in the second quarter.  Average MPU for MMO games decreased 1.9% quarter-over-quarter to 3.0 million, primarily due to changes made in “AION’s” revenue model which moved it from a time-based model to a free-to-play and pay-for-items based model during the second quarter of 2014.  As a result, ARPU for MMO games decreased 3.3% quarter-over-quarter to RMB97.7.

Net revenues generated from mobile games were RMB85.8 million (US$13.9 million) in the second quarter of 2014, an increase of 30.8% from RMB65.6 million in the first quarter of 2014 and a decrease of 15.7% from RMB101.8 million in the second quarter of 2013.  The sequential increase was primarily due to the successful launch of “Chain Chronicle” in China and South Korea, which was partially offset by a decline in revenue from several mobile games, including “Million Arthur,” which were entering the mature stages of their lifecycles.  As a result, average DAU for mobile games increased 5.6% quarter-over-quarter to 488,600 and ARDAU for mobile games increased 22.5% quarter-over-quarter to RMB1.9.

	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014
MMO Games
Average MAU (in millions)	18.9	18.4	17.7	17.7	17.5
Average MPU (in millions)	3.2	2.9	2.9	3.0	3.0
ARPU (RMB)	102.0	108.7	101.7	101.0	97.7
Mobile Games
Average DAU (in thousands)	367.2	574.9	558.9	462.7	488.6
ARDAU (RMB)	3.0	2.9	2.4	1.6	1.9

Other revenues were RMB9.9 million (US$1.6 million) in the second quarter of 2014, compared with RMB10.5 million in the first quarter of 2014 and RMB14.7 million in the second quarter of 2013.

Cost of Revenues.  Cost of revenues for the second quarter of 2014 was RMB235.6 million (US$38.2 million), an increase of 3.7% from RMB227.3 million in the first quarter of 2014 and a decrease of 15.8%

from RMB279.9 million in the second quarter of 2013.  The sequential increase in the cost of revenues was primarily due to an increase in royalty fees paid to licensors as a result of an increase in revenues generated from licensed games during the second quarter of 2014.  Cost of revenues represented 24.4% of net revenues, compared with 22.9% in the first quarter of 2014 and 25.6% in the second quarter of 2013.

Gross Profit.  Gross profit for the second quarter of 2014 was RMB728.8 million (US$118.5 million), representing decreases of 4.7% from RMB764.8 million in the first quarter of 2014 and 10.4% from RMB813.2 million in the second quarter of 2013.  Gross margin was 75.6% in the second quarter of 2014, compared with 77.1% in the first quarter of 2014 and 74.4% in the second quarter of 2013.

Operating Expenses.  Total operating expenses for the second quarter of 2014 were RMB395.8 million (US$64.4 million), representing a decrease of 0.7% from RMB398.6 million in the first quarter of 2014 and an increase of 3.7% from RMB381.5 million in the second quarter of 2013.  Operating expenses represented 41.0% of net revenues, an increase from 40.2% in the first quarter of 2014 and 34.9% in the second quarter of 2013.

Product development expenses decreased 1.6% quarter-over-quarter and 10.8% year-over-year to RMB159.7 million (US$26.0 million) in the second quarter of 2014.  The sequential decrease was primarily due to a decrease in bonus expense for research and development employees during the second quarter of 2014.  Product development expenses represented 16.6% of net revenues, compared with 16.4% in the first quarter of 2014 and 16.4% in the second quarter of 2013.

Sales and marketing expenses decreased 1.8% quarter-over-quarter and increased 33.2% year-over-year to RMB148.4 million (US$24.1 million) in the second quarter of 2014.  The sequential decrease in sales and marketing expenses was primarily due to a decrease in promotional expenses during the second quarter of 2014, partially offset by an increase in commissions paid to third-party platforms for distributing mobile games in line with the increase in mobile game revenues.  Sales and marketing expenses represented 15.4% of net revenues, compared with 15.2% in the first quarter of 2014 and 10.2% in the second quarter of 2013.

General and administrative expenses increased 2.9% quarter-over-quarter and decreased 3.6% year-over-year to RMB87.7 million (US$14.3 million) in the second quarter of 2014.  The sequential increase in general and administrative expenses was primarily due to an increase in salaries and intra-company sales tax expenses, which were partially offset by a decrease in share-based compensation expenses during the second quarter of 2014.  General and administrative expenses accounted for 9.1% of net revenues, compared with 8.6% in the first quarter of 2014 and 8.3% in the second quarter of 2013.

Share-based compensation expenses were RMB7.2 million (US$1.2 million) in the second quarter of 2014, compared with RMB10.0 million in the first quarter of 2014 and RMB7.0 million in the second quarter of 2013.

Operating Income.  Operating income for the second quarter of 2014 was RMB333.0 million (US$54.1 million), a decrease of 9.1% from RMB366.2 million in the first quarter of 2014 and a decrease of 22.9% from RMB431.7 million in the second quarter of 2013.  Operating margin was 34.5% in the second quarter of 2014, compared with 36.9% in the first quarter of 2014 and 39.5% in the second quarter of 2013.

Government Financial Incentives.  Government financial incentives totaled RMB20.4 million (US$3.3 million) in the second quarter of 2014, compared with RMB23.9 million in the first quarter of 2014 and RMB43.5 million in the second quarter of 2013.  The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.

Other Income (Expense), Net.  Other expense was RMB43.3 million (US$7.0 million), compared with other expense of RMB4.9 million in the first quarter of 2014 and other expense of RMB4.0 million in the second quarter of 2013.  The quarter-over-quarter increase in other expense was primarily due to the increase in foreign exchange losses, which arose from the currency settlement of new RMB-denominated intra-company loans of an offshore entity whose functional currency was the U.S. dollar, at a prescribed foreign exchange rate applied by the settlement bank, which was higher than the prevailing market rate, in relation to the Company’s need for U.S. dollar capital during the second quarter of 2014.

Income Tax Expense.  Income tax expense for the second quarter of 2014 was RMB27.6 million (US$4.5 million), compared with RMB91.5 million in the first quarter of 2014 and RMB3.6 million in the second quarter of 2013.  The sequential decrease in income tax expense was mainly due to one of the Company’s subsidiaries obtaining approval for preferred tax rates for the years 2013 and 2014 as a “key national software enterprise.”  Since the subsidiary did not receive approval for the preferred tax status until the second quarter of 2014, the Company during the second quarter recorded a tax benefit for the excess tax charges in 2013 and the first quarter of 2014.

Net income attributable to the Company’s shareholders.  Net income attributable to the Company’s shareholders for the second quarter of 2014 was RMB300.0 million (US$48.8 million), compared with RMB305.7 million in the first quarter of 2014 and RMB486.1 million in the second quarter of 2013.  Earnings per diluted ADS in the second quarter of 2014 were RMB1.10 (US$0.18), compared with RMB1.12 in the first quarter of 2014 and RMB1.82 in the second quarter of 2013.

Net Cash.  In the second quarter of 2014, the Company generated RMB179.2 million (US$29.1 million) in cash flows from operating activities.  The Company’s cash and cash equivalents, time deposits with maturity over one year, short-term investments and restricted cash, net of loans and dividends payable, decreased from RMB1,368.7 million as of March 31, 2014 to RMB979.3 million (US$159.2 million) as of June 30, 2014, primarily as a result of the Company paying cash in the amount of RMB547.5 million (US$89.0 million) as a partial payment for the acquisition of Shengzhan and Shengjing.  Please refer to the “Note to the Financial Information” below for more details.

First Half 2014 Unaudited Financial Results

Net Revenues.  Net revenues for the first half of 2014 totaled RMB1,956.5 million (US$318.0 million), a decrease of 10.7% from RMB2,190.7 million in the first half of 2013.

Gross Profit.  Gross profit for the first half of 2014 was RMB1,493.6 million (US$242.8 million), a decrease of 8.6% from RMB1,633.5 million in the first half of 2013.  Gross margin was 76.3%, an increase from 74.6% in the first half of 2013.

Operating Income.  Operating income for the first half of 2014 was RMB699.2 million (US$113.6 million), a decrease of 21.0% from RMB884.6 million in the first half of 2013.  Operating margin was 35.7%, a decrease from 40.4% in the first half of 2013.

Non-GAAP Operating Income.  Non-GAAP operating income for the first half of 2014 was RMB768.0 million (US$124.8 million), a decrease of 19.8% from RMB957.8 million in the first half of 2013.  Non-GAAP operating margin was 39.3%, a decrease from 43.7% in the first half of 2013.

Net Income Attributable to Ordinary Shareholders.  Net income for the first half of 2014 was RMB605.7 million (US$98.4 million), a decrease of 29.1% from RMB853.7 million in the first half of 2013.  Net margin was 31.0%, a decrease from 39.0% in the first half of 2013.  Earnings per diluted ADS were RMB2.24 (US$0.36), compared with RMB3.18 in the first half of 2013.

Non-GAAP Net Income Attributable to Ordinary Shareholders.  Non-GAAP net income for the first half of 2014 was RMB660.1 million (US$107.3 million), a decrease of 27.5% from RMB910.1 million in the first half of 2013.  Non-GAAP net margin was 33.7%, a decrease from 41.5% in the first half of 2013.  Non-GAAP earnings per diluted ADS were RMB2.44 (US$0.40), compared with RMB3.38 in the first half of 2013.

Net Cash.  In the first half of 2014 the Company generated RMB361.8 million (US$58.8 million) in cash flows from operating activities.  The Company’s cash and cash equivalents, time deposits with maturity over one year, short-term investments and restricted cash, net of loans and dividend payable, decreased from RMB1,222.8 million as of December 31, 2013 to RMB979.3 million (US$159.2 million) as of June 30, 2014.

Receipt of Non-Binding Proposal to Acquire the Company

On January 27, 2014, the Company announced that its Board of Directors (the “Board”) had received a preliminary non-binding proposal letter dated January 27th, 2014 (the “Proposal”) from Shanda Interactive, the controlling shareholder of the Company, and an affiliate of Primavera Capital Limited (“Primavera” and, together with Shanda Interactive, the “Consortium”).  According to the Proposal, the Consortium proposed to acquire the Company in a “going private” transaction for US$3.45 per class A or class B ordinary share, or US$6.90 per American depositary share (each representing two class A ordinary shares) (each an “ADS”).  Based on the offer price, the Proposal valued the Company at approximately US$1.9 billion in fully enlarged equity value.  According to the Proposal, the offer price represents a premium of 21.3% to the Company’s volume-weighted average price of its ADSs on January 24, 2014 and a premium of 44.4% to the volume-weighted average price of its ADSs during the preceding 30 trading days.

On January 29, 2014, the Company announced that the Board had formed a special committee of independent directors who are not affiliated to any member of the Consortium (the “Special Committee”) consisting of Andy Lin, Yong Gui and Heng Wing Chan to evaluate the Proposal.  The Special Committee subsequently retained Sullivan & Cromwell LLP as its U.S. legal counsel and Bank of America Merrill Lynch as its financial advisor.

On April 21, 2014, Shanda SDG Investment Limited, a wholly-owned subsidiary of Shanda Interactive,

entered into a share purchase agreement with Perfect World Co., Ltd. (NASDAQ: PWRD, “Perfect World”), another leading online game developer and operator in China, for Perfect World to acquire a total of 30,326,005 class A ordinary shares of Shanda Games.  Pursuant to the share purchase agreement, Perfect World was to acquire these shares from Shanda SDG Investment Limited for a total consideration of US$100 million in cash.  In addition, Perfect World had also entered into an adherence agreement to become a party to the consortium agreement and participate as a new member of the Consortium in the proposed “going private” transaction with respect to Shanda Games.

On April 28, 2014, the Company was informed by Shanda Interactive that FV Investment Holdings, an affiliate of FountainVest Partners, entered into an adherence agreement on April 25, 2014 to become a party to the consortium agreement and participate as a new member of the Consortium in the proposed “going private” transaction with respect to Shanda Games.

On May 19, 2014, the Company was informed by Shanda Interactive that CAP IV Engagement Limited, an affiliate of Carlyle Asia Partners IV, L.P., entered into an adherence agreement on May 19, 2014 to become a party to the consortium agreement and participate as a new member of the Consortium in the proposed “going private” transaction with respect to Shanda Games.

On September 2, 2014, the Company was informed by Shanda Interactive of the following changes to the Consortium:
•
Orient Finance Holdings (Hong Kong) Limited, a company limited by shares incorporated and existing under the laws of Hong Kong and an affiliate of Orient Securities Company Limited (“Orient Finance”), Shanghai Buyout Fund L.P., a limited partnership formed under the laws of the People’s Republic of China and an affiliate of Haitong Securities Co., Ltd. (“Haitong”), and Ningxia Zhongyincashmere International Group Co., Ltd. (“Ningxia”), a company formed under the laws of the People’s Republic of China each joined the Consortium as new members through adherence agreements to become parties to the Consortium Agreement.

•
Orient Finance entered into a share purchase agreement to purchase 123,552,669 class A ordinary shares of the Company, representing approximately 23% of the total ordinary shares (including class A ordinary shares and class B ordinary shares) of the Company outstanding as of August 31, 2014.  Haitong entered into share purchase agreements to purchase an aggregate of 107,438,129 class A ordinary shares of the Company, representing approximately 20% of the total ordinary shares (including class A ordinary shares and class B ordinary shares) of the Company outstanding as of August 31, 2014.  Ningxia entered into a share purchase agreement to purchase 80,577,828 class A ordinary shares of the Company, representing approximately 15% of the total ordinary shares (including class A ordinary shares and class B ordinary shares) of the Company outstanding as of August 31, 2014.  The transactions contemplated by the various share purchase agreements closed on September 23 and September 24, 2014.

•	Primavera, Perfect World, FV Investment Holdings, and CAP IV Engagement Limited have withdrawn from the Consortium.

On September 4, 2014, the Company announced that it has reconstituted the Special Committee, as Mr. Andy Lin is affiliated with one of the new members of the Consortium, Orient Finance.  The Board reconstituted the Special Committee to consist of two independent directors, Mr. Chan and Mr. Gui, who are not affiliated with any member of the Consortium, to consider and evaluate the Proposal.  The Special

Committee will continue to be advised by Bank of America Merrill Lynch as its financial advisor and Sullivan & Cromwell LLP as its U.S. legal counsel.

The Company cautions its shareholders and others considering trading its securities that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal.  There can be no assurance that any definitive offer will be made by the Consortium or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

The Company, in relation to the proposed transaction and associated need for U.S. dollar capital, entered into a new long term loan facility in the first quarter of 2014 with several commercial banks totaling US$117 million (RMB719.8 million) to replace existing long term loans with Shanghai Commercial & Savings Bank, Ltd. and the Bank of Taiwan totaling US$55 million (RMB335.3 million), which were early-repaid in April 2014.

Recent Business Highlights

June 12, 2014 – Shanda Games began open beta testing for “Love Live,” a 2D mobile card game licensed from the leading Japanese game developer, KLab Inc., in mainland China.

July 10, 2014 – Shanda Games began the first round closed beta testing for “Dungeon Striker,” an in-house developed action-based 3D MMO game, in mainland China.

July 23, 2014 – Shanda Games began open beta testing for “Bloodline,” an in-house developed 2D mobile card game, in mainland China.

July 25, 2014 – Shanda Games began open beta testing for “Three Kingdoms Puzzle Wars,” a 2D mobile game licensed from the leading Japanese game developer, Cygames Inc., in mainland China.

August 25, 2014 – Shanda Games began open beta testing for “Final Fantasy XIV,” a fantasy-themed 3D MMO game licensed from the leading Japanese game developer, Square Enix, in mainland China.

September 18, 2014 – Shanda Games entered into commitment letters with eight game producers providing for them to receive retention equity awards, subject to a number of conditions, including the closing of a “going private” transaction involving the Company and compliance with applicable laws, rules and regulations.  The equity award will be granted under the terms of an equity incentive plan to be adopted by the Company’s board after the closing of a “going private” transaction involving the Company.  Each equity award is expected to be no less than RMB80 million (US$13 million) in value.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.1528 to US$1.00 as published by the People’s Bank of China on June 30, 2014.  The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this release could have been, or could be, converted at such rate or at all.  The percentages stated are calculated based on the RMB amounts.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary and subject to adjustments.  Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

On August 31, 2013, Shanda Games completed the acquisition of Shengzhan and Shengjing, two affiliates providing operating platform and prepaid card distribution services, respectively, from its parent company Shanda Interactive for an aggregate purchase price of US$812.7 million.  The purchase price was partially settled in the third quarter of 2013 through (i) a cash payment in the amount of US$201.6 million (reported as an investing cash flow in the statement of cash flows) and (ii) the non-cash exchange of a receivable due from Shanda Interactive in the amount of US$167.6 million.  In the fourth quarter of 2013 and the first half of 2014, the Company paid an aggregate of US$390.2 million to Shanda Interactive as further partial acquisition payments, which were reported as financing cash flows in the statement of cash flows.  The remainder of approximately US$53.3 million is reported in “deferred acquisition consideration payable to Shanda Interactive” in the accompanying unaudited condensed consolidated balance sheet.  For more details regarding the Transaction, please refer to the Company’s press release dated July 28, 2013.

Shanda Games and the acquired affiliates were, and are, under common control.  Accordingly, the Transaction was accounted for as a reorganization of entities under common control, with the acquired assets and liabilities thereof consolidated into Shanda Games’ financial statements at their carrying values (book values).  The excess of the purchase price over the net book value of the businesses acquired was recorded in the Company’s consolidated balance sheet at the date of the Transaction in a manner similar to a dividend through a charge to retained earnings, with the residual amount being recorded to appropriate components of equity.

Pursuant to applicable U.S. GAAP principles, the Transaction constituted a “change in reporting entity” for which retrospective consolidation of the commonly controlled businesses was required for all historical periods since the inception of common control by Shanda Interactive.  Accordingly, Shanda Games’ unaudited consolidated financial information has been prepared as if the acquired businesses had been part of Shanda Games for all periods presented.  Given the acquired businesses are part of Shanda Games’ single vertically integrated business model and will not be evaluated on a separate basis internally for performance measurement, the Company’s online game business continues to be presented as a single operating segment.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per share data.

The non-GAAP financial measures disclosed by the Company exclude share-based compensation,

amortization of acquisition-related intangible assets, and the related income tax effects.  These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies.  In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles.  Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations.  Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes.  From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company; the expansion into mobile games; and the introduction and potential success of new MMO game and mobile game titles represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements.  These forward-looking statements involve various risks and uncertainties.  Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the Company is unable to launch the games the Company intends to release; such games and any related expansion packs are not well received by users; the games fail to meet the expectations of end users; the Company fails to execute its mobile strategy and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F.  The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China.  Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users.  Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties.  For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Associate Director
Phone:+86-21-5050-4740 (Shanghai)
Email:IR@ShandaGames.com

Christensen:
Christian Arnell
Phone:+86-10-5900-1548 (China)
Email: carnell@ChristensenIR.com

Linda Bergkamp
Phone:+1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except for share and per share data)

	December 31	March 31	June 30
	2013	2014	2014
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	877.6	1,060.4	654.7	106.4
Restricted cash	4.5	-	-	-
Short-term investments	1,525.6	1,512.3	804.0	130.7
Accounts receivable, net of allowance for doubtful accounts	193.3	229.8	311.6	50.6
Accounts receivable due from related parties	38.1	44.2	9.2	1.5
Deferred licensing fees and related costs	11.1	8.1	5.0	0.8
Prepayments and other current assets	237.9	269.6	313.9	51.0
Other receivables due from related parties	71.2	59.9	50.3	8.2
Deferred tax assets	100.1	103.6	81.7	13.3
Total current assets	3,059.4	3,287.9	2,230.4	362.5

Time deposits with maturity over one year	723.0	723.0	644.4	104.7
Investments in affiliated companies	201.7	216.3	222.6	36.2
Property and equipment	191.0	171.1	155.4	25.3
Intangible assets	428.9	396.0	415.9	67.6
Goodwill	299.7	299.7	299.7	48.7
Long-term deposits	31.5	17.3	15.6	2.5
Other long term assets	160.8	185.5	180.3	29.3
Non-current deferred tax assets	31.4	28.1	25.1	4.1
Total assets	5,127.4	5,324.9	4,189.4	680.9

LIABILITIES
Current liabilities:
Short-term borrowings	1,567.9	1,203.2	523.8	85.1
Accounts payable	85.2	93.0	85.0	13.8
Accounts payable due to related parties	20.7	22.5	21.2	3.4
Licensing fees payable	175.1	164.6	208.4	33.9
Taxes payable	138.3	135.4	94.8	15.4
Deferred revenue	365.4	258.4	237.6	38.6
Other payables and accruals	444.1	439.6	340.7	55.5
Other payables due to related parties	2.8	3.0	5.8	0.9
Deferred acquisition consideration payable to Shanda Interactive	867.5	875.3	327.8	53.3
Dividend payable	4.7	4.0	3.2	0.5
Deferred tax liabilities	61.7	78.0	100.7	16.4
Total current liabilities	3,733.4	3,277.0	1,949.0	316.8

Long-term borrowings	335.3	719.8	596.8	97.0
Long-term liabilities	33.0	31.5	34.2	5.6
Non-current deferred tax liabilities	76.9	71.5	66.0	10.6
Non-current deferred revenue	29.5	21.7	19.4	3.2
Total liabilities	4,208.1	4,121.5	2,665.4	433.2
Redeemable non-controlling interests	14.0	14.0	14.0	2.3

SHAREHOLDERS’ EQUITY

Ordinary shares (US$0.01 par value)	39.4	39.4	39.5	6.4
Additional paid-in capital	9.5	18.3	23.9	3.9
Statutory reserves	168.2	171.5	172.9	28.1
Accumulated other comprehensive loss	(24.3)	(47.8)	(22.6)	(3.7)
Retained earnings	402.2	702.7	1,000.3	162.6
Total Shanda Games Limited shareholders’ equity	595.0	884.1	1,214.0	197.3
Non-controlling interests	310.3	305.3	296.0	48.1
Total shareholders’ equity	905.3	1,189.4	1,510.0	245.4
Total liabilities and shareholders’ equity	5,127.4	5,324.9	4,189.4	680.9

Ordinary shares outstanding	536,608,446	536,876,392	537,185,520	537,185,520
ADS equivalents outstanding	268,304,223	268,438,196	268,592,760	268,592,760

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	Three months ended
	June 30 2013(1)	March 31 2014	June 30 2014
	RMB	RMB	RMB	US$
Net revenues:
MMO game revenues	976.6	916.0	868.7	141.2
Mobile game revenues	101.8	65.6	85.8	13.9
Other revenues	14.7	10.5	9.9	1.6
Total net revenues	1,093.1	992.1	964.4	156.7

Cost of revenues	(279.9)	(227.3)	(235.6)	(38.2)
Gross profit	813.2	764.8	728.8	118.5

Operating expenses:
Product development	(179.1)	(162.3)	(159.7)	(26.0)
Sales and marketing	(111.4)	(151.1)	(148.4)	(24.1)
General and administrative	(91.0)	(85.2)	(87.7)	(14.3)
Total operating expenses	(381.5)	(398.6)	(395.8)	(64.4)

Income from operations	431.7	366.2	333.0	54.1

Interest income (expense), net	24.1	(2.1)	3.0	0.5
Government financial incentives	43.5	23.9	20.4	3.3
Other (expense), net	(4.0)	(4.9)	(43.3)	(7.0)
Income before income tax expense and equity in profits (losses) of affiliated companies	495.3	383.1	313.1	50.9

Income tax expense	(3.6)	(91.5)	(27.6)	(4.5)
Equity in profits (losses) of affiliated companies	(2.1)	1.6	(7.2)	(1.2)
Net income	489.6	293.2	278.3	45.2
Net (income) / loss attributable to non-controlling interests	(3.5)	12.5	21.7	3.6
Net income attributable to the Company’s shareholders	486.1	305.7	300.0	48.8

Earnings per ordinary share
Basic	0.91	0.57	0.56	0.09
Diluted	0.91	0.56	0.55	0.09

Earnings per ADS
Basic	1.82	1.14	1.12	0.18
Diluted	1.82	1.12	1.10	0.18

Weighted average ordinary shares outstanding
Basic	535,519,805	536,678,069	537,063,311	537,063,311
Diluted	535,524,325	541,917,816	544,064,521	544,064,521

Weighted average ADS outstanding
Basic	267,759,902	268,339,034	268,531,656	268,531,656
Diluted	267,762,163	270,958,908	272,032,260	272,032,260

Reconciliation from non-GAAP measures to GAAP measures
Non-GAAP gross profit	828.9	782.0	745.8	121.2
Intangible asset amortization arising from acquisitions	(15.8)	(16.8)	(16.8)	(2.7)
Share-based compensation cost	0.1	(0.4)	(0.2)	(0.0)
GAAP gross profit	813.2	764.8	728.8	118.5

Non-GAAP operating income	466.2	402.0	366.0	59.5
Intangible asset amortization arising from acquisitions	(27.5)	(25.8)	(25.8)	(4.2)
Share-based compensation cost	(7.0)	(10.0)	(7.2)	(1.2)
GAAP operating income	431.7	366.2	333.0	54.1

Non-GAAP net income attributable to the Company’s shareholders	512.2	334.3	325.8	53.0
Intangible asset amortization arising from acquisitions	(27.5)	(25.8)	(25.8)	(4.2)
Share-based compensation cost	(7.0)	(10.0)	(7.2)	(1.2)
Income tax effect	5.8	5.4	5.4	0.9
Intangible asset amortization arising from acquisitions attributable to non-controlling interests	2.6	1.8	1.8	0.3
GAAP net income attributable to the Company’s shareholders	486.1	305.7	300.0	48.8

Non-GAAP diluted earnings per share	0.96	0.62	0.60	0.10
Non-GAAP expense per share	(0.05)	(0.06)	(0.05)	(0.01)
GAAP diluted earnings per share	0.91	0.56	0.55	0.09

Non-GAAP diluted earnings per ADS	1.92	1.24	1.20	0.20
Non-GAAP expense per ADS	(0.10)	(0.12)	(0.10)	(0.02)
GAAP diluted earnings per ADS	1.82	1.12	1.10	0.18

Supplemental disclosure of intangible asset amortization arising from acquisitions included in:

Cost of revenues	(15.8)	(16.8)	(16.8)	(2.7)
Product development	(7.9)	(6.9)	(6.9)	(1.2)
Sales and marketing	(1.4)	(1.2)	(1.2)	(0.2)
General and administrative	(2.4)	(0.9)	(0.9)	(0.1)
Total	(27.5)	(25.8)	(25.8)	(4.2)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	0.1	(0.4)	(0.2)	(0.0)
Product development	(4.2)	(2.6)	(3.1)	(0.5)
Sales and marketing	0.1	(0.1)	-	-
General and administrative	(3.0)	(6.9)	(3.9)	(0.7)
Total	(7.0)	(10.0)	(7.2)	(1.2)

Note:
(1)
Amounts presented revised for all historical periods prior to August 2013 to reflect the acquisition of certain commonly controlled businesses from the Company’s parent as if the acquisition had happened as of the beginning of the earliest period presented.  Please refer to the “Note to the Financial Information” section in this press release for further information.

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	Six months ended
	June 30 2013 (1)	June 30 2014
	RMB	RMB	US$
Net revenues:
MMO game revenues	1,948.0	1,784.7	290.1
Mobile game revenues	208.3	151.4	24.6
Other revenues	34.4	20.4	3.3
Total net revenues	2,190.7	1,956.5	318.0

Cost of revenues	(557.2)	(462.9)	(75.2)
Gross profit	1,633.5	1,493.6	242.8

Operating expenses:
Product development	(348.9)	(322.0)	(52.3)
Sales and marketing	(221.4)	(299.5)	(48.7)
General and administrative	(178.6)	(172.9)	(28.2)
Total operating expenses	(748.9)	(794.4)	(129.2)

Income from operations	884.6	699.2	113.6

Interest income, net	53.5	0.9	0.1
Government financial incentives	61.6	44.3	7.2
Other (expense), net	(11.6)	(48.2)	(7.7)
Income before income tax expense and equity in loss of affiliated companies	988.1	696.2	113.2

Income tax expense	(113.2)	(119.1)	(19.4)
Equity in loss of affiliated companies	(5.4)	(5.6)	(0.9)
Net income	869.5	571.5	92.9
Net (income) / loss attributable to non-controlling interests	(15.8)	34.2	5.5
Net income attributable to the Company’s shareholders	853.7	605.7	98.4

Earnings per ordinary share
Basic	1.59	1.13	0.18
Diluted	1.59	1.12	0.18

Earnings per ADS
Basic	3.18	2.26	0.36
Diluted	3.18	2.24	0.36

Weighted average ordinary shares outstanding
Basic	537,839,924	536,873,171	536,873,171
Diluted	537,846,469	542,993,650	542,993,650

Weighted average ADS outstanding
Basic	268,919,962	268,436,585	268,436,585
Diluted	268,923,234	271,496,825	271,496,825

Reconciliation from non-GAAP measures to GAAP measures
Non-GAAP gross profit	1,665.1	1,527.8	248.3
Intangible asset amortization arising from acquisitions	(31.6)	(33.6)	(5.5)
Share-based compensation cost	-	(0.6)	(0.1)
GAAP gross profit	1,633.5	1,493.6	242.7

Non-GAAP operating income	957.8	768.0	124.8
Intangible asset amortization arising from acquisitions	(55.0)	(51.6)	(8.4)
Share-based compensation cost	(18.2)	(17.2)	(2.8)
GAAP operating income	884.6	699.2	113.6

Non-GAAP net income attributable to the Company’s shareholders	910.1	660.1	107.3
Intangible asset amortization arising from acquisitions	(55.0)	(51.6)	(8.4)
Share-based compensation cost	(18.2)	(17.2)	(2.8)
Income tax effect	11.6	10.8	1.8
Intangible asset amortization arising from acquisitions attributable to non-controlling interests	5.2	3.6	0.6
GAAP net income attributable to the Company’s shareholders	853.7	605.7	98.5

Non-GAAP diluted earnings per share	1.69	1.22	0.20
Non-GAAP expense per share	(0.10)	(0.10)	(0.02)
GAAP diluted earnings per share	1.59	1.12	0.18

Non-GAAP diluted earnings per ADS	3.38	2.44	0.40
Non-GAAP expense per ADS	(0.20)	(0.20)	(0.04)
GAAP diluted earnings per ADS	3.18	2.24	0.36

Supplemental disclosure of intangible asset amortization arising from acquisitions included in:

Cost of revenues	(31.6)	(33.6)	(5.5)
Product development	(15.8)	(13.8)	(2.2)
Sales and marketing	(2.8)	(2.4)	(0.4)
General and administrative	(4.8)	(1.8)	(0.3)
Total	(55.0)	(51.6)	(8.4)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	-	(0.6)	(0.1)
Product development	(7.8)	(5.7)	(0.9)
Sales and marketing	-	(0.1)	(0.0)
General and administrative	(10.4)	(10.8)	(1.8)
Total	(18.2)	(17.2)	(2.8)

Note:
(1)
Amounts presented revised for all historical periods prior to August 2013 to reflect the acquisition of certain commonly controlled businesses from the Company’s parent as if the acquisition had happened as of the beginning of the earliest period presented.  Please refer to the “Note to the Financial Information” section in this press release for further information.

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except for share and per share data)

	Six months ended
	June 30 2013(1)	June 30 2014
	RMB	RMB	US$
Cash flows from operating activities:
Net income	869.5	571.5	92.9
Adjustments for:
Share-based compensation expenses	18.2	17.2	2.8
Depreciation and amortization	143.5	122.9	20.0
Other	(17.7)	88.1	14.3
Changes in operating assets and liabilities, net of effect of acquisitions:
Prepayments and licensing fees and royalties	(7.0)	(57.9)	(9.4)
Others	(243.8)	(380.0)	(61.8)
Net cash provided by operating activities	762.7	361.8	58.8

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(32.1)	(23.0)	(3.7)
Acquisitions (net of cash acquired) and purchase of equity investments	(13.0)	(24.2)	(3.9)
Decrease in short-term investments	302.5	820.1	133.3
Decrease in loan receivable and other receivables due from related parties	270.3	-	-
Others	(10.9)	(5.5)	(1.0)
Net cash provided by investing activities	516.8	767.4	124.7

Cash flows from financing activities:
Payment for seller financing from Shanda Interactive on Shengzhan and Shengjing transactions	-	(547.5)	(89.0)
Proceeds from loan borrowings and other payables due to related parties	88.4	719.8	117.0
Repayment of loan borrowings and other payables due to related parties	(1,482.8)	(1,534.7)	(249.4)
Dividends paid	(2.1)	(0.7)	(0.1)
Net distribution to Shanda Interactive arising from platform service and prepaid card business	(238.5)	-	-
Others	131.9	1.8	0.3
Net cash used in financing activities	(1,503.1)	(1,361.3)	(221.2)

Effect of exchange rate changes on cash and cash equivalents	(4.8)	9.3	1.5
Net decrease in cash and cash equivalents	(228.4)	(222.8)	(36.2)
Cash and cash equivalents, beginning of period	2,132.4	877.5	142.6
Cash and cash equivalents, end of period	1,904.0	654.7	106.4

Note:
(1)
Amounts presented revised for all historical periods prior to August 2013 to reflect the acquisition of certain commonly controlled businesses from the Company’s parent as if the acquisition had happened as of the beginning of the earliest period presented.  Please refer to the “Note to the Financial Information” section in this press release for further information.